UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____March 29, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 10, 2004

Item 3: Press Release

A Press release dated and issued February 10, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp.(PFN) is pleased to announce the appointment of Mr. John W. Londry (P.Geo)  as Vice President Exploration.  Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor. For the past 25 years Mr. Londry has been active in the mineral exploration and mining industry. Mr Londry's considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America. Mr Londry has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold.

In his new position based in the Sudbury area, Mr. Londry will be responsible for direction for the active exploration projects as well as the development and acquisition of advanced stage platinum group metal properties.

Item 5: Full Description of Material Change

See attached news release dated January 22, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 12, 2004___________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 17, 2004

Item 3: Press Release

A Press release dated and issued February 17, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Drilling underway on Agnew Lake PGM Property, Sudbury, Ontario.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (PFN: TSX) is pleased announce that drilling is presently underway on the Agnew Lake Platinum Group Metal Property near Sudbury, Ontario.  A minimum of 1,000 metres of diamond drilling (approximately 5 holes) will be completed.  Drilling is targeting two separate EM-Mag conductors identified by the Spectrem airborne geophysical survey which was completed in 2003 and flown by partner Anglo American Platinum Corporation Limited, the world's largest platinum producer.

Ground geophysical surveys completed in December 2003 and January 2004 defined targets for follow-up drilling which are located in the vicinity of the Agnew Lake Intrusion and Nipissing Gabbro intrusions.  Initial follow-up prospecting by PTM identified a sulphide-bearing quartz vein system within about 140 metres of the stronger of the two EM conductors. Previously released (December 15, 2003) grab sample results from a narrow, strongly oxidized portion of the vein system (referred to as the "V" Showing) returned values ranging from 156 parts per billion (ppb) to 76.2 grams per tonne gold (2.45 ounces Au per tonne) and 0.7 to 206 grams per tonne silver (6.62 ounces Ag per tonne). Initial drill testing of the two geophysical anomalies is expected to be completed by the end of February.

The Agnew Lake Property covers nearly all of the Agnew Lake Intrusion, and is located about 70 kilometres west of Sudbury, Ontario. The Agnew Lake Intrusion is part of the same extensive mafic intrusive suite that includes the River Valley Intrusion, located about 60 kilometres east of Sudbury. The Agnew Lake property is currently under option from Platinum Group Metals Inc. PFN may earn 50% of Platinum Group Metals' interest in the Property. The Agnew Lake Project is fully funded by Anglo American Platinum Corporation Limited, the world's largest primary producer of platinum, which may earn a 60% interest in the project by funding it through production. Anglo Platinum has committed over $2.4 million to the project to date.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 18, 2004___________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 25, 2004

Item 3: Press Release

A Press release dated and issued February 25, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Additional Assays Reported River Valley Project, Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached news release dated February 25, 2004

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 27, 2004___________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 26, 2004

Item 3: Press Release

A Press release dated and issued February 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Correction to the February 25, 2004 News Release.

Item 5: Full Description of Material Change

See attached news release dated February 26, 2004

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 27, 2004___________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on December 22, 2003 (i) 200,000 flow-through units of the Issuer being comprised of 200,000 flow-through common shares and 100,000 non-flow-through share purchase warrants; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of January, 2004.

PACIFIC NORTH WEST CAPITAL CORP.

"Taryn Downing"

By:

Taryn Downing

Corporate Secretary

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP. www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE February 10, 2004 Toll free 1-800-667-1870

PFN Appoints Vice President Exploration

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is funding the present $5.3 million phase 6 drilling program.

On behalf of the Board of Directors

Harry Barr
President and CEO

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP.

www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE February 17, 2004

Toll free 1-800-667-1870

Drilling Underway on Agnew Lake PGM Property, Sudbury, Ontario

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is funding the present $5.3 million, Phase 6 drilling program at River Valley. In addition, PFN also holds a Joint Venture with Lonmin PLC, the world's third largest primary underground producer of platinum, on the Union Bay Platinum Project, located in southeast Alaska.

The Qualified Person for this release is Scott Jobin-Bevans (P.Geo.), Projects Manager for the River Valley and Agnew Lake projects.

On behalf of the Board of Directors

Harry Barr

Harry Barr
President and CEO

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP. www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE February 25, 2004 Toll free 1-800-667-1870

ADDITIONAL ASSAYS REPORTED
RIVER VALLEY PROJECT, SUDBURY, ONTARIO

Pacific North West Capital Corp. (PFN) reports assays from holes collared in the Varley, MacDonald and Razor Zone. Holes are located along the southern contact at distances up to 9 km from the mineral resources at the Dana and Lismer's Ridge areas. Platinum-palladium mineralization continues to be intersected in marginal breccia units. This mineralized PGM bearing breccia unit has multiple enriched zones over a 9km strike length of the northern contact of the River Valley intrusive. PFN remains encouraged by these results. Drilling is expected to recommence in early March, and will continue to focus on expanding the PGM mineralization zones intersected in the 2003 drill program.

VARLEY ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
VA-07	40.00	71.00	**31.00**	101.71	1696	53	385	1259	**1.26**
incl	40.00	49.00	**9.00**	29.53	3664	96	804	2763	**2.76**
incl.	43.00	44.00	**1.00**	3.28	10172	223	1825	8124	**8.12**
VA-16	134.00	136.00	**2.00**	6.56	2864	97	986	1782	**1.78**
VA-19	24.00	25.00	**1.00**	3.28	2261	34	737	1490	**1.49**
incl.	36.00	39.00	**3.00**	9.84	1659	67	414	1177	**1.18**
VA-23	139.00	151.00	**12.00**	39.37	1182	53	289	840	**0.84**
incl.	149.00	151.00	**2.00**	6.56	3448	172	682	2595	**2.60**

VA-09, VA-12, VA-15, VA-17, VA-18, VA-21 and VA-24 (all intersected anomalous values)

MACDONALD ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
MD-07	68.00	69.00	**1.00**	3.28	1892	10	772	1110	**1.11**

RAZOR ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
RA-07	156.00	157.00	**1.00**	3.28	1528	58	240	1230	**1.23**
RA-07	171.00	175.00	**4.00**	13.12	1269	69	362	839	**0.84**
RA-08	76.00	77.00	**1.00**	3.28	2166	5	391	1770	**1.77**
RA-08	183.00	200.00	**17.00**	55.78	1172	46	270	856	**0.86**
RA-08	183.00	189.00	**6.00**	19.69	2137	83	506	1548	**1.55**
RA-08	185.00	187.00	**2.00**	6.56	3114	119	721	2275	**2.28**
RA-10	88.00	95.00	**7.00**	22.97	1080	62	277	741	**0.74**
RA-10	91.00	92.00	**1.00**	3.28	2291	159	502	1630	**1.63**
incl.	109.00	110.00	**1.00**	3.28	4205	87	718	3400	**3.40**
RA-09	(anomalous values)								

The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group**).**

Continued on Page 2

PFN News Release dated February 25th, 2004– ADDITIONAL ASSAYS REPORTED PAGE 2 OF 2

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

Pacific North West Capital Corp.
River Valley Property, Ontario
McNish
Hobbs
Pardo
Dana
Dana Lake North
Dana Lake South
Lismer's Ridge
Banshee Lake
Area of New Discoveries
Jane
Intrusive Contact
Confirmed Breccias & Mineralization
Varley
Azen Creek
Jackson Flats
Razor
Wonder
Thomson
New Discoveries
PGM showings
Claim boundary
Current Exploration
1000 m
James
McWilliams
Crerar

On behalf of the Board of Directors

Harry Barr

Harry Barr
President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP. www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE February 26, 2004 Toll free 1-800-667-1870

CORRECTION TO THE FEBRUARY 25, 2004 NEWS RELEASE

Pacific North West Capital Corp. (PFN) reports assays from holes collared in the Varley, MacDonald and Razor Zone. Holes are located along the southern contact at distances up to 9 km from the mineral resources at the Dana and Lismer's Ridge areas. Platinum-palladium mineralization continues to be intersected in marginal breccia units. This mineralized PGM bearing breccia unit has multiple enriched zones over a 9km strike length of the northern contact of the River Valley intrusive. PFN remains encouraged by these results. Drilling is expected to recommence in early March, and will continue to focus on expanding the PGM mineralization zones intersected in the 2003 drill program. **A clerical error resulted in the transposing of the column headings. The 3E values reported February 25th, 2004 as a result were substantially lower. Below, please find the corrected assay tables.**

VARLEY ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
VA-07	40.00	71.00	**31.00**	101.71	53	385	1259	1696	**1.70**
incl.	40.00	49.00	**9.00**	29.53	96	804	2763	3664	**3.66**
incl.	43.00	44.00	**1.00**	3.28	223	1825	8124	10172	**10.17**
VA-16	134.00	136.00	**2.00**	6.56	97	986	1782	2864	**2.86**
VA-19	24.00	25.00	**1.00**	3.28	34	737	1490	2261	**2.26**
VA-19	36.00	39.00	**3.00**	9.84	67	414	1177	1659	**1.66**
VA-23	139.00	151.00	**12.00**	39.37	53	289	840	1182	**1.18**
incl.	149.00	151.00	**2.00**	6.56	172	682	2595	3448	**3.45**

VA-09, VA-12, VA-15, VA-17, VA-18, VA-21 and VA-24 all intersected anomalous values

MACDONALD ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
MD-07	68.00	69.00	**1.00**	3.28	10	772	1110	1892	**1.89**

RAZOR ZONE

DDH	From(m)	To(m)	**Int(m)**	Int(ft)	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	**3E(g/t)**
RA-07	156.00	157.00	**1.00**	3.28	58	240	1230	1528	**1.53**
RA-07	171.00	175.00	**4.00**	13.12	69	362	839	1269	**1.27**
RA-08	76.00	77.00	**1.00**	3.28	5	391	1770	2166	**2.17**
RA-08	183.00	200.00	**17.00**	55.78	46	270	856	1172	**1.17**
incl.	183.00	189.00	**6.00**	19.69	83	506	1548	2137	**2.14**
incl.	185.00	187.00	**2.00**	6.56	119	721	2275	3114	**3.11**
RA-10	88.00	95.00	**7.00**	22.97	62	277	741	1080	**1.08**
incl.	91.00	92.00	**1.00**	3.28	159	502	1630	2291	**2.29**
RA-10	109.00	110.00	**1.00**	3.28	87	718	3400	4205	**4.21**

RA-09 (anomalous values)

PFN News Release dated February 26th, 2004– ADDITIONAL ASSAYS REPORTED PAGE 2 OF 2

The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

Pacific North West Capital Corp.
River Valley Property, Ontario
McNish
Hobbs
Pardo
Dana
Dana Lake North
Dana Lake South
Lismer's Ridge
Banshee Lake
Area of New Discoveries
Jana
Intrusive Contact
Confirmed Breccias & Mineralization
Varley
Azen Creek
Jackson Flats
Razor
Wonder
Thomson
New Discoveries
PGM showings
Claim boundary
Current Exploration
1000 m
Janes
Crerar
McWilliams

On behalf of the Board of Directors

Harry Barr

Harry Barr
President and CEO

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future ev ents could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.